Leasing Real Estate from Major Shareholder

1. Name of lessor: KT Freetel Co., Ltd. (“KTF”)

A. Relationship with company: Subsidiaries

2. Details of rent

A. Date of rent: April 22, 2005
B. Real estate for rent: Office space
C. Location of rent: Dongjak-gu Noryangjindong 56-11bunji
D. Terms

i. Rental period: April 22, 2005 to April 21, 2006

ii. Total rental payment: Won 5,447,432,800 including deposit and rental payment

3. Purpose of rent: to secure office space
4. Decision date (date of board resolution): April 21, 2005